
10011409


ENB

2009 ANNUAL REPORT

ENB Financial Corp

FIVE YEAR PERFORMANCE


$ 577.6
$ 606.7
$ 633.8
$ 688.4
$ 726.0
05
06
07
08
09

TOTAL ENDING ASSETS
(millions)


$ 328.8
$ 366.0
$ 385.0
$ 412.0
$ 427.9
05
06
07
08
09

TOTAL ENDING LOANS
(millions)


$ 448.8
$ 469.3
$ 478.7
$ 511.1
$ 569.9
05
06
07
08
09

TOTAL ENDING DEPOSITS
(millions)


$ 64.1
$ 66.0
$ 68.8
$ 68.0
$ 69.6
05
06
07
08
09

ENDING STOCKHOLDERS' EQUITY
(millions)


$ 6,985
$ 4,771
$ 5,063
$ 4,014
$ 4,300
05
06
07
08
09

NET INCOME
(thousands)


$ 3,276
$ 3,336
$ 3,453
$ 3,549
$ 3,316
05
06
07
08
09

TOTAL DIVIDENDS
(thousands)



Ephrata National Bank

Scott E. Lied, CPA
Senior Vice President
Chief Financial Officer

31 East Main Street
PO Box 457
Ephrata PA 17522

Tele. 717- 721-5277
Fax 717-733-7034
slied@epnb.com

You'll feel the difference


SEC MAIL
RECEIVED
PROCESSING
APR 02 2010
WASH. D.C.
200
SECTION

March 26, 2010

SEC Headquarters
100 F Street, NE
Washington DC 20549

Re: CIK #0001437479

Dear Sir/Madam:

Pursuant to SEC Rule 14a-3(c), we are enclosing seven (7) of ENB Financial Corp's 2009 Annual Reports to comply with this rule.

A second copy of this cover letter is also enclosed. Please date stamp one of the cover letters then return to the bank in the provided self-addressed, stamped envelope.

If you should have any questions please contact me at the above number. Thank you.

Sincerely,

Scott E. Lied, CPA
Senior Vice President
Chief Financial Officer

enclosures

cc: Nicholas Bybel, Jr.
Bybel Rutledge LLP

Harry E. Bertrand, CPA
S.N. Snodgrass, A.C.



ENB Financial Corp

TABLE OF CONTENTS

Our community values are solid *and* so is the value of ENB.

Dear Shareholders *and Friends,*



"The public, in its desire for stability, has rediscovered a phrase that's been part of ENB's vocabulary since 1881: community bank."

AARON L. GROFF, JR.
President, ENB Financial Corp

2009 has been a year of continued uncertainty focused on economic recovery and the financial services industry. Nationally, over 150 banks failed in 2009, in spite of an alphabet soup of government programs, such as the Troubled Asset Relief Program (TARP) and the Capital Purchase Program (CPP), created to stave off such failures. The global recession has begun to affect our local economy in Northern Lancaster County and the surrounding communities.

This uncertainty led to the evolution of words like "bailout," "toxic assets," and "TARP." As banks failed and confidence in the financial services industry waned, the public, in its desire for stability, rediscovered a phrase that has been part of ENB's vocabulary since 1881: community bank.

A true community bank is comprised of hometown folks acting as stewards of the community's most precious asset, its money. Responsible stewards do not engage in practices that have uncontrolled risk. The narrative, schedules, and charts contained in this report reflect on our efforts to be responsible stewards of our customers' money and provide a glimpse of our journey through this challenging year. Several of our long-term employees will share how ENB's focus on community banking helped us to respond to the economic and regulatory challenges of 2009, streamline and enhance our operations to provide improved customer experience and shareholder value, and support our community through the economic challenges brought on by the global recession. I hope you find this information helpful. As you review this report, please do not hesitate to call with your questions and comments.

As a community bank, Ephrata National has stayed true to the mission of our founding fathers. Although interest rates remain at historic lows and FDIC insurance expenses have increased to an unprecedented level, Ephrata National Bank's capital remains strong, as does our ability to lend. Therefore, management declined to participate in the government's TARP and CPP programs. We remain an independent community bank and continue to work to preserve the trust you have in us.

As ENB has proven over our 129-year history, when a community bank earns the trust of its customers through responsible fiscal management, relationships can develop that last for generations. We are most grateful to our customers, and their families, who have trusted us and continue to trust us with their most precious asset.

In light of the national and global economic challenges, we are pleased with our financial results for 2009. Net income for the year was $4,300,000, compared to $4,014,000 in 2008, a 7.1% increase. Earnings were most affected by an increase in the provision for loan loss expense and an increase in the amount of premiums paid for FDIC insurance coverage. The Corporation's core earnings, net interest income, showed a 4.3% improvement over 2008 levels as we took advantage of the low interest rate environment and saved on our funding costs. Earnings per share for 2009 were $1.52, compared to $1.40 in 2008, while dividends per share were $1.17, compared to $1.24 in 2008. In an effort to protect the Corporation's strong capital position, and as a result of continued higher loan losses and FDIC insurance costs, management and the Board carefully evaluated and reduced the quarterly cash dividend to $0.24 per share, down from $0.31 per share beginning in the fourth quarter of 2009. We believe this decision was in the best interest of our shareholders and will serve to strengthen ENB's financial positioning for the future. We are fortunate to be able to pay a respectable dividend in spite of the economic conditions.

To continue to earn and preserve your trust, we strive to remain true to our mission statement. Our over 200 ENB bank employees are dedicated to delivering the finest products and services to our market. To that end, this year we implemented a new, and much improved, Internet Banking service. We also continue to embrace our "We CARE" commitment to Courtesy, Accuracy, Responsiveness and Empowerment as it relates to customer relationships to set ourselves apart as a community bank. In this context, we provide our staff and Board of Directors, through the Ephrata National Bank University (ENBU), many educational opportunities to enrich their contemporary banking knowledge. Additionally, this year many of our staff shared their banking experience and knowledge with students through financial programs with Junior Achievement and the American Bankers Association (ABA). We welcome every opportunity to improve the financial literacy of the next generation.

We also continue to provide unsurpassed personal service. In June 2009, we began a major renovation/expansion project at our Denver branch office, located at 1 Main Street. This office has experienced significant growth since its opening in 1981. Our expansion, completed in February 2010, improved the customer experience by providing a new, expanded drive-up facility with ATM, an enlarged lobby and customer service area, and improved traffic flow. The building façade now bears the clock face that has become the ENB building brand. I invite you to visit the Denver location when you are in the area. In September 2009, we celebrated the one-year anniversary of our branch office in Manheim, located at 1 North Penryn Road. We are pleased with the initial success at this location and are grateful for the opportunity to serve this market. Other improvements to our product and service distribution system include the adjustment of our business hours at our banking offices to match customer need and a move to end-of-day processing, which provides customers with faster availability of their deposits.

As a service to our stockholders, we have also recently launched a dedicated web site for ENB Financial Corp. This site, www.enbfc.com, contains investor resources about our holding company and matches the online look and feel of our bank site.

On behalf of our Board of Directors, I want to gratefully acknowledge the diligence of our management and staff, the investment of our shareholders and the loyalty of our customers as we together reflect on our company's experience in 2009.

Please review the contents of this report. As you do, I am convinced you will gain an intimate understanding of our corporate personality, how we endured the challenging events of the year and how we are anticipating the future.

Sincerely,



Aaron L. Groff, Jr.
President, ENB Financial Corp

The language of community banking

Ephrata National Bank's fundamental approach to banking remains the same. Throughout our 129-year history, our efforts to be responsible stewards of our customers' money have been founded on principles and values we share with our community.

Words such as tradition, caring, security, investment and conservative represent the framework for a common, unwritten language between our customers and us. They also have important meaning to what we do and how we operate, because to us, these are more than just words. These are ideals that define our commitment to being a community bank and have guided our success since 1881.

This year, several of our long-term employees have been selected to share Ephrata National Bank's commitment to its fundamentals of community banking.

They will provide an understanding of how our shared community values helped ENB respond to this year's economic and regulatory challenges, as well as, streamline and enhance our operations in order to provide improved customer experience and shareholder value. Through these collective profiles, the language of community banking is defined and the ENB difference is clear.

TRADITION

(tra•di•tion) -*n*.
1. a body of long-established customs and beliefs viewed as a set of precedents,
2. the handing down of customs, practices and beliefs that are valued by a particular culture


SEC MAIL
PROCESSING
RECEIVED
APR 02 2010
WASH.



"ENB has historically resisted temptations that potentially encourage the development of higher risk."

PAUL WENGER
Secretary, ENB Financial Corp

Traditional values are the foundation of ENB's success.

As the Secretary of ENB Financial Corp, and an ENB employee of over 40 years, Paul Wenger is well-versed in Ephrata National Bank's core values and guiding principles for success. He has first-hand knowledge and experience that a conservative, honest approach to banking is always the best policy.

"At ENB, our focus is on building long-term relationships rather than boosting short-term portfolio values."

Considering the continued economic struggles many financial institutions still face, Paul believes the local community is one of the main reasons Ephrata National Bank has never been in danger of failing.

"The diversity of business in our community and the resourcefulness of people has helped buffer us in many ways from more difficult economic times."

He also credits the bank's solid financial standing to ENB's consistently conservative and commonsense approach to banking. To us, it comes down to basic fundamentals of good business– how well individuals and organizations can build relationships and foster an environment of trust.

"We're seeing customers come back because they realized there is something comforting in knowing that you can go talk to your banker anytime. You can call us. You can come in and see us. Our people have been here for 15, 20 and 30 years."

This year, with the ongoing economic crisis, we made the decision to participate in the Transactional Account Guarantee (TAG) program, which provides unlimited FDIC coverage on non-interest bearing accounts. While ENB is not in danger of failing, we realize that participation in this optional program is well worth the cost.

"For us, it's important to provide our depositors with the feeling of security and as much peace-of-mind as we can possibly give them."

We are committed to our traditional values, our customers and our community. It's the way ENB has conducted business for 129 years and it is what enables ENB to thrive today as a community bank with robust capabilities. Rest assured, ENB will be here tomorrow.

CARING

(car•ing) -adj.
1. compassionate or showing concern for others, –*v* 1. to have a liking or inclination



"With so much going on out there right now, the ENB difference is becoming more clear everyday."

MARY LEAMAN
Vice President, Senior Retail Officer

New challenges bring new improvements for ENB customers.

Mary Leaman is Ephrata National Bank's Vice President, Senior Retail Officer. One of her key roles within the organization is to ensure a smooth transition from bank policy to branch implementation. This means she is constantly where the rubber meets the road in terms of customer interaction. As a result, she knows exactly what it means for ENB to be a community bank.

In an era of big banks, Ephrata National Bank's We CARE program stands out in the crowd. This program defines the core values of ENB's customer experience: Courteous, Accurate, Responsible and Empowered. These qualities are at the heart of all we do for our customers.

"When I hear people commenting on how they appreciate dealing with a community bank, I know what ENB is doing is right. From that standpoint, it's not at all surprising that our deposits are up over 11% from the previous year."

At ENB, we offer people something different. We take the time to really know our customers. We listen to our customers through surveys and direct feedback. We understand the diverse cultures that make up our community because we too are a part of it.

"Understanding times are difficult, ENB is doing whatever we can to streamline and enhance our operations for the benefit of our customers."

With the weak economy affecting so many people, now is the time for communities to come together. In this regard, ENB sets itself apart as a true community bank. During the Denver branch renovations, ENB demonstrated one of its strengths as a true community partner by using local subcontractors to complete the renovations. Additionally, on evenings when construction noise was anticipated, Jim Brown, our Facilities Manager, would go door-to-door to inform residents of the potential inconvenience. Now the work is done and our Denver branch is more accessible, secure and convenient than ever before.

In 2009, we adjusted branch hours of service to better accommodate the schedules of our customers. Several of our branches are now open earlier. Additionally, with an eye to reducing operating costs, we reduced some evening hours at certain branches on nights where evening services were not heavily utilized.

Additional enhancements to operations have been made with the help of Jim Dull, ENB's Senior Vice President, Operations and Technology Officer. After receiving much customer feedback, we upgraded our Internet Banking system. We also switched to end-of-day processing, which gives customers faster access to their deposits. Now, deposits made before 7:00 PM EST are available the next business day.

"I am extremely pleased with ENB's ability to continually provide support through a variety of community involvement and educational programs."

Typically ENB participates in numerous local programs to promote financial literacy. This year is no exception and includes involvement with Junior Achievement and the American Bankers Association's Teach Kids to Save and the Get Smart About Credit programs. We feel it is our obligation to reach out and educate students of all ages about the importance of budgeting, establishing and balancing credit and protecting against I.D. theft. In addition, ENB is a strong supporter of community programs, including our local community fairs and farm shows, which were impacted by state funding cuts in 2009.

Although the economy may have slowed down, ENB is busy living up to its proud legacy of commitment to our customers. It is in times like these, we realize how important it is for us to maintain our pledge of We CARE.

SECURITY

(se•cu•ri•ty) –n.
1. the assurance that something of value will not be taken away,
2. something that provides a sense of protection against loss or harm



"Our top goal is to be gatekeepers of our customer's data and their interests."

JIM DULL
Senior Vice President, Operations and Technology Officer

Banking in your community is safe and secure with ENB.

When it comes to Internet Banking, maintaining safe and secure data for all of Ephrata National Bank's customers is a critical service that Jim Dull, Senior Vice President, Operations and Technology Officer, takes very seriously. Another one of his key responsibilities is to provide ENB customers with flexible and reliable alternatives to traditional banking.

"With the upgrades to our Internet Banking system, we took the time to do it right. That means, we did not compromise security issues in order to provide a more robust online banking experience."

The upgrades to ENB's Internet Banking system in 2009 were the result of 2 years of customer feedback on the existing system and requested enhancements. The new product is more intuitive and provides robust features for customers who prefer online interaction. Customers can elect eStatements, Bill Pay and Mobile Banking from their Internet Banking account to create a completely virtual ENB experience. It is also simple to navigate so customers can quickly access their accounts.

Reliability has been improved. The increased uptime of the new system allows our customers to experience the ENB difference 24 hours a day, 7 days a week. Now, ENB customers have the ability to do their banking wherever and whenever they choose, with the peace of mind that their assets are secure.

INVESTMENT

(in•vest•ment) -n.
1. a contribution of something such as time, energy, or effort to an activity, project, or undertaking, in the expectation of a benefit.



"Now more than ever, our clients rely on our guidance to preserve their assets."

BILL BARNETT
Vice President, Senior Trust Officer

The need for smart, long-term investing never changes.

In his position as Vice President, Senior Trust Officer, Bill Barnett heads ENB's Money Management Group (MMG) through the uncertainties of the current economy. His leadership is helping MMG to adapt to new situations and guide clients through uncharted territory.

In today's market, volatility and uncertainty are still the prevailing economic conditions. That does not change the needs of our customers. They require investment management and financial planning services to help them prepare for their future, just as they did in previous years. However, it does impact how we work with them. At MMG, we are increasingly taking the role of financial educators for our customers. The ongoing economic tension continues to generate a broad-based awareness of the importance of long-term financial planning and investment, and accentuates the potential benefit of utilizing the experience and service of seasoned financial professionals.

"We're empowered to make decisions on our own that allow us to move and react quickly on our client's behalf."

We find the "new" economy provides ample opportunity for MMG to better differentiate ourselves from the others in our market. As interest in community banking increases and people seek out ENB for its personalized service, we welcome each and every chance to present our range of full service capabilities and our commitment to providing the high level of service for which ENB is known.

"Our overall goal is to provide financial management services to any potential customer, anything from deposits to full service investment management."

Looking ahead, the challenge of planning the next phase of our customers' lives will be met with ENB's Money Management Group.

CONSERVATIVE

(con•ser•va•tive) –adj.
1. in favor of traditional values and customs,
2. conventional or restrained in style and avoiding showiness



"Our conservative approach to banking has been rewarded with slow and steady growth over time."

DALE BURKHOLDER
Senior Vice President, Senior Lending Officer

The economy may fluctuate but ENB remains constant.

Like many of his counterparts at Ephrata National Bank, Dale Burkholder, Senior Vice President and Senior Lending Officer, is experienced in the ups and downs of economic cycles. With almost 40 years of banking under his belt, his knowledge and wisdom from seeing hard times come and go reinforces his strong belief in ENB's fundamental approach to banking.

"The bottom line is we're not doing anything that much differently than before. We have been prudent all along. So, when a broad-scale downturn comes, we do not need to overreact."

While the commercial lending environment is very competitive, we do not believe in cutting corners to win a deal. We maintain strict underwriting requirements for our commercial loans, which have allowed ENB to maintain a solid loan portfolio. Instead of being driven strictly by loan growth, we review each loan candidate to ensure that the deal makes good business sense for both parties involved - the customer and ENB.

Because of this prudent approach to lending, we have positive growth in our loan portfolio and our rate of delinquencies is currently well below our peer group. Plus, as business owners continue to recognize the value of community banking, many are turning to ENB for their loan needs, which has helped us to increase our market share through 2009.

"Even though overall loan demand decreased, our average loan growth for 2009 was still up over 7%."

Another significant difference we provide is the familiar faces of the ENB lending team, many of whom have been with ENB for over 20 years. As a result, they possess a strong understanding of who our customers are and what their businesses are doing. Our customers benefit from this unique commercial relationship.

"Our philosophy has always been sensitive to small business. And because of our long-term business relationships with our clients, we are willing to work with them through these cyclical downturns."

Slow and steady growth - this is how ENB is recognized. Based on our conservative and commonsense principles that do not waiver, we are prospering, even in a difficult economic environment. This is our heritage. This is our success. This is our future.

MANAGEMENT

(man•age•ment) –n.
1. the organizing and controlling of the affairs of a business or a particular sector of a business,
2. the act of handling or controlling something successfully

BOARD OF DIRECTORS - ENB FINANCIAL CORP & EPHRATA NATIONAL BANK


Aaron L. Groff, Jr.
Chairman


Willis R. Lefever


Susan Young Nicholas


Bonnie R. Sharp


J. Harold Summers


Mark C. Wagner


Paul W. Wenger


Thomas H. Zinn

NOT PICTURED:
Donald Z. Musser
Paul M. Zimmerman, Jr.

ENB FINANCIAL CORP MANAGEMENT


Aaron L. Groff, Jr.
Chairman, President, and CEO


Paul W. Wenger
Vice President and Secretary


Scott E. Lied
Treasurer

MISSION

(mis•sion) –n.

1. a particular task given to a person or group to carry out,
2. an aim or task that somebody believes it is his or her duty to carry out or to which he or she attaches special importance and devotes special care

To remain an independent community bank of undisputed integrity, serving the communities of northern Lancaster County and beyond.

To offer state-of-the-art financial products and services of high quality and value at an affordable price.

To provide unsurpassed personal service, delivered by a highly dedicated professional team.

	2009 $	2008 $	2007 $	2009/2008 % Change	2008/2007 % Change
FOR THE YEAR: ($ in thousands)					
Net income	4,300	4,014	5,063	7.13%	-20.72%
Net interest income	20,985	20,127	19,092	4.26%	5.42%
Cash dividends paid	3,316	3,549	3,453	-6.57%	2.78%
PER SHARE:					
Earning per share (EPS) basic and diluted	1.52	1.40	1.77	8.57%	-20.90%
Cash dividends paid	1.17	1.24	1.21	-5.65%	2.48%
Book value per share	24.51	23.92	24.05	2.47%	-0.54%
AT YEAR END:					
Assets	725,952	688,423	633,762	5.45%	8.62%
Loans (Gross)	427,852	411,954	384,999	3.86%	7.00%
Deposits	569,943	511,112	478,726	11.51%	6.77%
Stockholders' equity	69,576	68,045	68,822	2.25%	-1.13%
KEY RATIOS:					
Return on average assets (ROA)	0.60%	0.60%	0.82%		
Return on average stockholders' equity (ROE)	6.28%	5.89%	7.63%		
Stockholders' equity to assets	9.58%	9.88%	10.86%		
Dividend payout ratio	76.97%	88.57%	68.36%		

MARKET INFORMATION

The price of the Corporation's common stock ranged from $19.50 to $25.99 in 2009, and from $22.76 to $26.85 in 2008. In 2009, the Corporation paid cash dividends of $1.17 per share, a 5.6% decrease from the $1.24 per share paid in 2008. The following table presents the quarterly high and low prices of the Corporation's common stock for the years 2009 and 2008, respectively, along with the quarterly dividend amount.

	2009			2008		
	High $	Low $	Dividend $	High $	Low $	Dividend $
First Quarter	25.99	22.00	0.31	26.85	25.00	0.31
Second Quarter	25.50	24.00	0.31	26.70	23.50	0.31
Third Quarter	24.95	22.00	0.31	26.00	22.76	0.31
Fourth Quarter	23.50	19.50	0.24	26.50	24.85	0.31

INVESTOR INFORMATION

The Corporation's common stock is traded over the counter bulletin board (OTCBB) under the symbol, ENBP.
The following brokerage firms trade our stock on a recurring basis:

Boenning & Scattergood, Inc.
West Conshohocken, PA
(800) 842-8928
(610) 832-1212

Morgan Stanley Smith Barney
Lancaster, PA
(800)237-1700
(717)730-1800

Hazlett, Burt & Watson, Inc.
Lancaster, PA
(800) 657-9944
(717) 397-5515

Janney Montgomery Scott
Lancaster, PA
(800) 548-2104
(717) 560-4100

Stifel Nicolaus & Co., Inc.
Florham Park, NJ
(866) 220-4216
(973) 549-4380

RBC Dain Rauscher
Lancaster, PA
(800) 456-9234
(717) 519-6063

TRANSFER AGENT AND STOCK REGISTRAR

Registrar and Transfer Company
Attn: Investor Relations Department
10 Commerce Drive
Cranford, NJ 07016
www.rtco.com
(800) 368-5948
info@rtco.com

DIVIDEND REINVESTMENT AND DIRECT DEPOSIT

ENB Financial Corp offers its shareholders the convenience of the direct deposit of cash dividends or the Dividend Reinvestment Plan that gives shareholders registered with the Corporation the opportunity to have their quarterly dividends invested automatically in additional shares of the Corporation's Common Stock. Shareholders who prefer a cash dividend may have their quarterly dividends deposited directly into a checking or savings account at their financial institution. For additional information for either program, contact the Stock Registrar.

FORM 10-K

A copy of the Corporation's Annual Report to the Office of the Comptroller of the Currency on Form 10-K may be obtained without charge to shareholders by writing to: Paul W. Wenger, Vice President and Secretary, ENB Financial Corp, 31 East Main Street, P.O. Box 457, Ephrata, PA 17522-0457.

ANNUAL MEETING

The Annual Meeting of the Shareholders will be held on Tuesday, May 4, 2010, at 1:00 p.m. at the Corporation's main office, 31 East Main Street, Ephrata, PA. Those unable to attend the meeting are urged to exercise their right to vote by returning the proxy form sent to them by mail.



ENB Financial Corp

ENB Financial Corp | 31 E Main Street, P.O. Box 457, Ephrata PA 17522 | 877.773.6605